UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)


                              CAMPBELL SOUP COMPANY
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.0375 PER SHARE
                         (Title of Class of Securities)


                                   134 429 109
                                 (CUSIP Number)


                            Leonard B. Boehner, Esq.
                              Morris & McVeigh LLP
                                767 Third Avenue
                               New York, NY 10017
                                 (212) 418-0540

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 AUGUST 6, 2001
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                       This document consists of 5 pages.

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                                       2

CUSIP NO. 134 429 109

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dorrance H. Hamilton
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
                                                                     (b) [_]
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3.         SEC USE ONLY

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4          SOURCE OF FUNDS

           N/A
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)  [_]

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------
                                7.   SOLE VOTING POWER:         -0-
           NUMBER OF
           SHARES              -------------------------------------------------
           BENEFICIALLY         8.   SHARED VOTING POWER:       18,858,673
           OWNED BY
           EACH                -------------------------------------------------
           REPORTING            9.   SOLE DISPOSITIVE POWER:    -0-
           PERSON
           WITH                -------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER:  18,858,673

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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

           18,858,673
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

                                                                         [_]
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

           4.6%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON:

           IN
--------------------------------------------------------------------------------

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                                       3


This is the seventeenth amendment to the statement on Schedule 13D of Mrs. Dorrance H. Hamilton ("Mrs. Hamilton") and its purpose is to report Mrs. Hamilton's beneficial ownership of less than 5% of the outstanding shares of capital stock, par value $0.0375 per share (the "Shares"), of Campbell Soup Company (the "Company"). Unless Mrs. Hamilton hereafter acquires Shares so that she beneficially owns more than 5% of the outstanding Shares, no additional amendments will be filed to this Schedule 13D. This Amendment No. 17 restates the Schedule 13D in its entirety, except as to exhibits, which are incorporated by reference.

ITEM 1.  SECURITY AND ISSUER

This amended and restated statement on Schedule 13D relates to the shares of capital stock, par value $0.0375 per share, of Campbell Soup Company. The principal executive offices of the Company are located at 1 Campbell Place, Camden, New Jersey, 08103-1799.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed on behalf of Mrs. Hamilton, a private investor. Mrs. Hamilton's address is c/o 218 Enterprises, 200 Eagle Road, Suite 116, Wayne, PA 19087. During the last five years, Mrs. Hamilton has not been convicted in any criminal proceeding, nor has she been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction. Mrs. Hamilton is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mrs. Hamilton inherited her Shares under a trust under the will of her grandfather, John T. Dorrance, the founder of the Company.

ITEM 4.  PURPOSE OF TRANSACTION

Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

As of January 26, 2001, the date of the last Amendment to Mrs. Hamilton's
Schedule 13D, Mrs. Hamilton beneficially owned 22,400,572 Shares. On January 30 and 31, 2001, Mrs. Hamilton sold an aggregate 91,000 Shares. Between April 10, 2001 and August 6, 2001, Mrs. Hamilton transferred an aggregate of 2,267,733 Shares to various exchange funds. As of August 6, 2001, Mrs. Hamilton beneficially owned 20,041,739 Shares, representing approximately 4.9% of the outstanding Shares of the Company. Since that time, Mrs. Hamilton has never owned more than 4.9% of the outstanding Shares of the Company.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mrs. Hamilton is the beneficial owner of 18,858,673 Shares as of January 31, 2005. As of January 31, 2005, 10,804,900 of Mrs. Hamilton's Shares are subject to a voting trust agreement (the "Voting Trust") among Mrs. Hamilton, her sister, Hope H. van Beuren ("Mrs. van Beuren"), and her brother-in-law, John A. van Beuren ("Mr. van Beuren"). Mr. van Beuren and David C. Patterson ("Mr. Patterson") are the trustees of the Voting Trust (the "Trustees"). As of January 31, 2005, the Voting Trust covers 27,211,218 Shares in addition to those contributed by Mrs. Hamilton. The Voting Trust terminates on June 1, 2008.

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                                       4


Under the Trust Agreement, participants in the Voting Trust have been divided into two groups, one group for Mrs. Hamilton and her descendants (the "Hamilton Group") and one group for Mrs. van Beuren and her descendants (the "van Beuren Group"). Each Group may designate a Family Trustee, and both Groups acting together may designate a Non-Family Trustee. The Hamilton Group has not designated a Family Trustee to succeed Mrs. Hamilton since her resignation as the Hamilton Group Family Trustee in January 2001. Mr. van Beuren is the van Beuren Group Family Trustee. Mr. Patterson has been designated as the Non-Family Trustee. Any party to the Voting Trust may remove their Shares at any time in the event of a disagreement with the Trustees over the voting of the Shares. Shares may also be freely removed from the Voting Trust at any time in order to dispose of them. The Trustees do not have power to dispose of Shares held under the Voting Trust, except a Trustee has power to dispose of Shares contributed by him or her.

Since her resignation as a Trustee on January 26, 2001, the principal significance of the Voting Trust to Mrs. Hamilton is its convenience: it provides a revocable proxy to vote Mrs. Hamilton's Shares should she agree with the decision made by the Trustees as to the voting of the Shares. Mrs. Hamilton thus disclaims beneficial ownership of the Shares held by the Voting Trust, other than those that she has contributed and has the power to remove.

The 18,858,673 Shares beneficially owned as of January 31, 2005 include 4,200,000 Shares which Mrs. Hamilton has sold in prepaid variable forward sales (which sales were made after August 6, 2001 when she had ceased to own 5% of the outstanding Shares) that have not closed, and under which she retains rights under specified conditions to reclaim the subject Shares. Under the terms of the variable forward sales contracts Mrs. Hamilton received a pre-payment in consideration of her future obligation to deliver a variable number of Shares or the cash equivalent at maturity, expected to be in 2007. Mrs. Hamilton has agreed to allow the rehypothecation of the Shares pledged as collateral; the holder has the right to terminate the hypothecation on five business days notice. Mrs. Hamilton is entitled to exercise voting rights to such securities upon five business days notice to the counterparty.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1 Major Stockholders' Voting Trust Agreement, dated June 2, 1990, among Hope H. van Beuren, John A. van Beuren, Diana S. Norris, Charles H. Norris, Dorrance H. Hamilton and Samuel V. Hamilton, as amended (the "Voting Trust Agreement") (incorporated herein by reference to Exhibit A to Amendment No. 9 to Mrs. Hamilton's Statement on Schedule 13D, dated June 2, 1990).

99.2 Form of Amendment to the Major Stockholders' Voting Trust Agreement, dated April 3, 1991 (incorporated herein by reference to Exhibit H to Amendment No. 11 to Mrs. Hamilton's Statement on Schedule 13D, dated April 3, 1991).

99.3 Amendment of Voting Trust Agreement, dated May 30, 1991 (incorporated herein by reference to Exhibit L to Amendment No. 12 to Mrs. Hamilton's Statement on Schedule 13D, dated May 31, 1991).

99.4 Form of Amendment of Voting Trust Agreement, dated March 2, 2000 (incorporated herein by reference to Exhibit G to Amendment No. 15 to Mrs. Hamilton's Statement on Schedule 13D, dated March 2, 2000).

99.5 Form of Amendment of Voting Trust Agreement, dated January 24, 2001 (incorporated by reference to Exhibit M to Amendment No. 16 to Mrs. Hamilton's Statement on Schedule 13D, dated January 26, 2001).



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                                       5



                                    SIGNATURE

After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2005

                                          /s/ Dorrance H Hamilton
                                          -----------------------------
                                           Dorrance H Hamilton